16003727

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 9 2016 REGISTRATIONS BRANCH 09

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68146

8-68197 RW

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Siena Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2992 Burdeck Drive
(No. and Street)

Oakland	**California**	**94602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis L. Franklin **510-531-0201**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508	**Southfiled**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 9 2016 REGISTRATIONS BRANCH 09

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Dennis Franklin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Siena Global Securities, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

SEE NOTARY ON NEXT PAGE
NOTARY: A. FANG

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 20 16, by Dennis Franklin ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

A. FANG
COMMISSION #2119611
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
MY COMMISSION EXPIRES
JULY 16, 2019

(Seal) Signature [signature]

Document: ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
OATH OR AFFIRMATION

Siena GlobalSecurities Securities, LLC

December 31, 2015

Table of Contents

Report of Independent Registered Public Accounting Firm

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$ 54,845
Furniture and Equipment, net	3,195
Prepaid Assets	2,062
Total assets	$ 60,102

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 5,894
Income taxes payable	1,700
Total liabilities	7,594
Member's Equity	52,508
Total liabilities and member's capital	$ 60,102

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2015

Revenue		360,001
Expenses		
Professional Fees	$	9,200
Communication and Data Processing		7,628
Operating Expenses		62,126
Total Expenses		78,954
Net Income	$	281,047

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2015

Member's capital, beginning of year	$	10,852
Contributions		10,609
Distributions		(250,000)
Net income		281,047
Member's capital, end of year	$	52,508

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	281,047
Change in operating assets and liabilities:		
Prepaid Expense		(1,996)
Accounts payable and accrued expenses		(1,696)
Taxes payable		900
Net cash provided by operating activities		284,631
Cash flows from investing activities		
Accumulated depreciation		1,068
Net cash provided by investing activities		1,068
Cash flows from financing activities:		
Contributions		10,609
Distributions		(250,000)
Net cash used by financing activities		(239,391)
Net increase in cash		46,308
Cash, beginning of year		8,537
Cash, end of year	$	54,845
Supplemental information:		
Income taxes paid	$	800

Siena Global Securities, LLC

Notes to the Financial Statements

December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in acting as an intermediary broker dealer between buyers and sellers of private equity funds in the secondary market

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2015

Net capital:		
Total member's capital		$ 52,508
Less: Non-allowable assets		
Furniture and fixtures		3,195
Prepaid expense		2,062
Total non-allowable assets		5,257
Net Capital		**47,251**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 7,594	
		$ 7,594
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of:		$ 506
Minimum net capital required (6-2/3% of A.I.)		
		$ 5,000
Minimum dollar requirement		
		$ 42,251
Excess net capital		
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 41,251
		16.1%
Ratio: Aggregate indebtedness to net capital		

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2015 included in

Siena Global Securities, LLC

The Company's unaudited Form X-17a5, Part IIA.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE D – RENT

The amount of rent for December 31, 2015 was $7,200.

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 18, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Siena Global Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

Report of Independent Registered Public Accounting Firm